File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

(Filed April 28, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 28, 2008

Vitro Reports 6.1% Top Line Growth in 1Q'08

San Pedro Garza Garcia, Nuevo Leon, Mexico - April 28, 2008 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 1Q'08 unaudited results. Year over year consolidated sales increased 6.1 percent while EBITDA declined 15.6 percent. The consolidated EBITDA margin dropped to 12.6 percent from 15.9 percent in the same period last year as natural gas prices increased 23 percent.

Commenting on the results for the quarter, Enrique Osorio, Chief Financial Officer, said "The fundamentals of our business have not changed, the top line was what we expected, demand was strong and sales were up. In fact, on a comparable basis, sales for the quarter reached an all-time high of $640 million. Higher energy costs and a temporary decline in production resulting from the planned refurbishing of four glass container furnaces, however, impacted EBITDA for the quarter. But overall, our business remains strong."

Mr. David Gonzalez, President of Glass Containers, commented, "Containers sales remained strong posting record comparable sales for a first quarter. Export sales rose almost 14 percent year-over-year, including those to the US market, proving that this is a fairly resilient business. Domestic sales also performed well, up 3.5 percent despite Easter week this year falling in the first quarter compared with the second quarter last year."

"EBITDA, in turn, decreased 15.1 percent year-over-year largely due to a strong increase in natural gas prices, higher cost of raw materials and the impact of having two cosmetics glass container plants working in parallel as we transition production to our new plant in Toluca. Four furnace repairs this quarter compared to only two last year also contributed to a lower fixed cost absorption," continued Mr. Gonzalez.

FINANCIAL HIGHLIGHTS*
	1Q'08	1Q'07	% Change	LTM 2008	LTM 2007	% Change
Consolidated Net Sales	640	603	6.1%	2,597	2,435	6.6%
Glass Containers	336	312	7.5%	1,341	1,261	6.3%
Flat Glass	296	282	5.1%	1,225	1,136	7.8%
Cost of Sales	472	433	9.1%	1,846	1,751	5.5%
Gross Income	167	170	-1.3%	751	684	9.7%
Gross Margins	26.2%	28.1%	-1.9 pp	28.9%	28.1%	0.8 pp
SG&A	125	117	6.6%	519	479	8.4%
SG&A % of sales	19.6%	19.5%	0.1 pp	20.0%	19.7%	0.3 pp
EBIT	42	52	-19.3%	231	206	12.6%
EBIT Margins	6.6%	8.7%	-2.1 pp	8.9%	8.4%	0.5 pp
EBITDA	81	96	-15.6%	376	393	-4.4%
Glass Containers	58	68	-15.1%	268	292	-8.2%
Flat Glass	22	26	-15.7%	112	102	9.6%
EBITDA Margins	12.6%	15.9%	-3.3 pp	14.5%	16.2%	-1.7 pp
Net Income	30	(40)	-	85	38	-
Net Income Margins	4.7%	-6.7%	+11 pp	3.3%	1.6%	+170 bps
Total Debt	1,402	1,466	-4.4%
Short Term Debt	132	147	-10.4%
Long Term Debt	1,270	1,319	-3.7%
Average life of debt	6.5	7.1

Cash & Cash Equivalents(1)	138	380	-63.8%
Total Net Debt	1,264	1,086	16.4%
* Million US$ Nominal
(1) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current assets. As of 1Q'08, the restricted cash includes US$33 million deposited in a trust to repay debt and interests.

Commenting on Flat Glass, Mr. Hugo Lara noted, "Flat Glass sales increased 5.1 percent this quarter. While sales in our US subsidiary declined, sales in Spain continued to grow despite the contraction in residential construction in the country. Auto sales, in turn, increased for both the original equipment manufacturing and auto glass replacement markets. EBITDA for the quarter, however, fell by 15.7 percent affected by higher energy and raw materials costs. Following our strategy to extend our European presence, on April 1, 2008 we purchased a small glass company in Paris for 3.6 million Euros. This company, now called Vitro Cristalglass France SAS, is dedicated to the transformation and commercialization of value added glass for the commercial and residential markets."

Discussing the financial front, Mr. Osorio noted, "As expected, net debt to EBITDA rose to 3.3 times from 2.9 times in the fourth quarter of last year, as working capital requirements were higher this quarter. Capital expenditures to strengthen Vitro's market position and expand our client base also contributed to the increase. The average cost of debt, in turn, dropped 30 basis points year-over-year to 9.2 percent."

"Bottom line, the fundamentals of our business remain strong and we will continue to build on Vitro's strengths in the glass industry," Mr. Osorio closed.

	Mar-08	Mar-07
Inflation in Mexico
Quarter	1.5%	1.0%
LTM	4.2%	4.2%
Inflation in USA
Quarter	1.3%	1.1%
LTM	4.3%	3.1%
Exchange Rate
Closing	10.6962	11.0322
Devaluation
Quarter	-1.6%	2.0%
LTM	-3.0%	1.3%

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS or NIFs) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-144726).

NEW ACCOUNTING PRINCIPLES

In 2007 and January 2008, the CINIF issued the following NIFs and Interpretations of Financial Reporting Standards (INIFs), which became effective for fiscal years beginning on January 1, 2008:

  NIF B-2, Statement of Cash Flows.

  NIF B-10, Effects of Inflation.

  NIF B-15, Translation of Foreign Currencies.

  NIF D-3, Employee Benefits.

  NIF D-4, Taxes on Income.

  INIF 5, Recognition of the Additional Consideration Agreed to at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value.

  INIF 6, Timing of Formal Hedge Designation.

  INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset.

  INIF 8, Effects of the Business Flat Tax (IETU)

  INIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10

Some of the significant changes established by these standards are as follows:

  NIF B-2, Statement of Cash Flows.- This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company's cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or the indirect method.

  NIF B-10, Effects of Inflation.- CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26 percent, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF  B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized.

  NIF B-15, Translation of Foreign Currencies.- NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency; and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

  NIF D-3, Employee Benefits.- This NIF includes current and deferred PSW (Profit Sharing to Workers). Deferred PSW should be calculated using the same methodology established in NIF D-4. It also includes the career salary concept and the amortization period of most items is reduced to five years. The beginning balance of gains and losses from severance benefits should be amortized against the results of 2008.

  NIF D-4, Income Taxes .- This NIF relocates accounting for current and deferred PSW to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions and requires that the cumulative income tax ("ISR") effect be reclassified to retained earnings, unless it is identified with some of the other comprehensive income items that have not been applied against current earnings.

  INIF 5, Recognition of the Additional Consideration Agreed To at the Inception of a Derivative Financial Instrument to Adjust It to Fair Value.- INIF 5 states that any additional consideration agreed to at the inception of a derivative financial instrument to adjust it to its fair value at that time should be part of the instrument's initial fair value and not subject to amortization as established by paragraph 90 of Bulletin C-10. INIF 5 also establishes that the effect of the change should be prospectively recognized, affecting results of the period in which this INIF becomes effective. If the effect of the change is material, it should be disclosed.

  INIF 6, Timing of Formal Hedge Designation.- INIF 6 states that hedge designations may be made as of the date a derivative financial instrument is contracted, or at a later date, provided its effects are prospectively recognized as of the date when formal conditions are met and the instrument qualifies as a hedging relationship. Paragraph 51 a) of Bulletin C-10 only considered the hedge designation at the inception of the transaction.

  INIF 7, Application of Comprehensive Income or Loss Resulting From a Cash Flow Hedge on a Forecasted Purchase of a Non-Financial Asset.- INIF 7 states that the effect of a hedge reflected in other comprehensive income or loss resulting from a forecasted purchase of a non-financial asset should be capitalized within the cost of such asset, whose price is set through a hedge, rather than reclassifying the effect to the results of the period affected by the asset, as required by Paragraph 105 of Bulletin C-10. The effect of this change should be recognized by applying any amounts recorded in other comprehensive income or loss to the cost of the acquired asset, as of the effective date of this INIF.

  INIF 8, Effects of the Business Flat Tax (IETU).- Due to the new tax law, the NIIF 8 provides the guidance for the deferred tax recording methhodology given the two income tax regimes (ISR and IETU), depending on the tax regime the company will substantially operate according to its financial projections.

  INIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10.- INIF 9 states that financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. Due to the above mentioned situation, financial data for last twelve months 2008 is a combination of nominal pesos (for those months of year 2008) and constant pesos as of December 31, 2007 (for those months of year 2007).

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. Additionally, it exports its products to over 50 countries around the World. For more information, you can access Vitro's Website at: http://www.vitro.com

First Quarter 2008 results

Conference Call and Web cast

Tuesday, April 29, 2008

11:00 AM U.S. EST - 10:00 A.M. Monterrey time

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com. A replay of the web cast will be available through the end of the day on May 13, 2008. For inquiries regarding the conference call, please contact Barbara Cano or Susan Borinelli of Breakstone Group via telephone at (646) 452-2334, or via email at bcano@breakstone-group.com

For further information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

                Sales                                                                  5

                EBIT and EBITDA                                             5

                Consolidated Financing Result                             6

                Taxes                                                                 7

                Consolidated Net Income                                   8

                Capital Expenditures                                           8

                Consolidated Financial Position                           8

                Cash Flow                                                         10

                Key Developments                                            12

Glass Containers                                                                14

Flat Glass                                                                          15

Consolidated Financial Statements                                     17

Segmented Information                                                      18

Consolidated Results

Sales

Consolidated net sales for 1Q'08 increased 6.1 percent YoY to US$640 million from US$603 million last year. For LTM 2008, consolidated net sales rose 6.6 percent to US$2,597 million from US$2,435 in LTM 2007. Glass Containers sales for the quarter rose YoY by 7.5 percent while Flat Glass sales grew 5.1 percent over the same time period.

During the quarter domestic, export and foreign subsidiaries' sales increased 7.5 percent, 9.8 percent and 2.1 percent YoY respectively.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%	LTM		YoY%
	1Q'08	1Q'07	Change	2008	2007	Change

Pesos(1)
Total Consolidated Sales	6,881	6,889	(0.1)	28,583	28,155	1.5

Glass Containers	3,613	3,543	2.0	14,708	14,484	1.5
Flat Glass	3,189	3,252	(2.0)	13,527	13,230	2.2

Domestic Sales	2,874	2,849	0.9	12,031	12,001	0.2
Export Sales	1,667	1,590	4.9	6,752	6,369	6.0
Foreign Subsidiaries	2,340	2,450	(4.5)	9,800	9,785	0.2

Nominal Dollars
Total Consolidated Sales	640	603	6.1	2,597	2,435	6.6

Glass Containers	336	312	7.5	1,341	1,261	6.3
Flat Glass	296	282	5.1	1,225	1,136	7.8

Domestic Sales	269	250	7.5	1,097	1,040	5.4
Export Sales	154	140	9.8	615	556	10.6
Foreign Subsidiaries	216	212	2.1	885	839	5.5

% Foreign Currency Sales* / Total Sales	58%	58%	-0.5 pp	58%	57%	0.5 pp
% Export Sales / Total Sales	24%	23%	0.8 pp	24%	23%	0.9 pp

(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding new accounting principles on page 2.
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter decreased 19.3 percent YoY to US$42 million from US$52 million last year. EBIT margin decreased 2.1 percentage points to 6.6 percent from 8.7 percent. On a LTM basis, consolidated EBIT increased 12.6 percent to US$231 million from US$206 million in LTM 2007. During this same period of time, EBIT margin increased 50 basis points to 8.9 percent from 8.4 percent.

EBIT for the quarter at Glass Containers decreased by 11.9 percent YoY, while at Flat Glass EBIT decreased by 32.4 percent.

Consolidated EBITDA for the quarter declined by 15.6 percent to US$81 million from US$96 million in 1Q'07. The EBITDA margin decreased 3.3 percentage points YoY to 12.6 percent from 15.9 percent and was negatively affected, among other factors, by higher energy and raw materials costs, the impact of four furnaces under programmed maintenance, transition of production of our new cosmetics glass container plant and having Easter week during the quarter. On a LTM basis, consolidated EBITDA decreased 4.4 percent to US$376 million from US$393 million in LTM 2007.

During the quarter, EBITDA at Glass Containers decreased 15.1 percent YoY to US$58 million from US$68 million while EBITDA at Flat Glass decreased 15.7 percent YoY to US$22 million from US$26 million. For details on both business units please refer to page 13 and 14, respectively.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%	LTM		YoY%
	1Q'08	1Q'07	Change	2008	2007	Change

Pesos(1)
Consolidated EBIT	453	601	(24.5)	2,556	2,398	6.6
Margin	6.6%	8.7%	-2.1 pp	8.9%	8.5%	0.4 pp

Glass Containers	383	459	(16.5)	2,009	2,034	(1.2)
Flat Glass	100	165	(39.2)	718	520	38.1

Consolidated EBITDA	870	1,098	(20.8)	4,152	4,576	(9.2)
Margin	12.6%	15.9%	-3.3 pp	14.5%	16.3%	-1.8 pp

Glass Containers	623	776	(19.6)	2,948	3,373	(12.6)
Flat Glass	239	310	(22.8)	1,250	1,210	3.3

Nominal Dollars
Consolidated EBIT	42	52	(19.3)	231	206	12.6
Margin	6.6%	8.7%	-2.1 pp	8.9%	8.4%	0.5 pp

Glass Containers	36	40	(11.9)	183	176	3.8
Flat Glass	9	14	(32.4)	64	43	48.3

Consolidated EBITDA	81	96	(15.6)	376	393	(4.4)
Margin	12.6%	15.9%	-3.3 pp	14.5%	16.2%	-1.7 pp

Glass Containers	58	68	(15.1)	268	292	(8.2)
Flat Glass	22	26	(15.7)	112	102	9.6

(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of
December 31, 2007. For more details please refer to the note regarding new accounting principles on page 2.

Consolidated Financing Result

Consolidated financing result for the quarter decreased 65.0 percent YoY to US$16 million compared with US$47 million during 1Q'07. This was mainly driven by a non-cash foreign exchange gain of US$20 million compared with a non-cash foreign exchange loss of US$14 million during 1Q'07. During 1Q'08, the Mexican peso experienced a 1.6 percent appreciation compared with a 2.0 percent depreciation in the same period last year. In addition, a US$9 million reduction in interest expense related to the refinancing done at the beginning of last year also contributed to lower the total consolidated financing result. These factors more than compensated a decline in monetary position as this effect was eliminated at the beginning of year 2008 due to the new accounting principles in Mexico (please refer to the related note on page 2).

On a LTM basis, total consolidated financing result decreased 30.2 percent YoY to US$116 million from US$166 million driven by two favorable factors: a non-cash foreign exchange gain of US$27 million compared with a non-cash foreign exchange loss of US$13 million during LTM 2007 driven by a 3.0 percent appreciation experienced by the Mexican peso in LTM 2008 compared with a 1.3 percent depreciation in the same period last year; and lower interest expense of US$143 million compared with US$157 million, as a result of a decrease in the interest rate. The above mentioned factors more than compensated a lower monetary position due to the reason mentioned in the previous paragraph.

Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)
			YoY%	LTM		YoY%
	1Q'08	1Q'07	Change	2008	2007	Change

Pesos(1)
Interest Expense	(361)	(489)	(26.2)	(1,575)	(1,831)	(14.0)
Interest Income	16	44	(63.3)	148	148	(0.4)
Other Financial Expenses(2)	(50)	(54)	(7.2)	(505)	(561)	(9.8)
Foreign Exchange (Loss)	218	(161)	--	285	(163)	--
Monetary Position (Loss)(3)	-	119	--	352	447	(21.3)
Total Financing Result	(177)	(541)	(67.3)	(1,296)	(1,960)	(33.9)

Nominal Dollars
Interest Expense	(33)	(43)	(21.6)	(143)	(157)	(9.3)
Interest Income	2	4	(60.8)	13	13	3.6
Other Financial Expenses(2)	(5)	(5)	0.7	(46)	(48)	(4.8)
Foreign Exchange (Loss)	20	(14)	--	27	(13)	--
Monetary Position (Loss)(3)	-	10	--	32	39	(18.6)
Total Financing Result	(16)	(47)	(65.0)	(116)	(166)	(30.2)
(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new accounting principles on page 2.
(2) Includes derivative transactions and interest related to factoring transactions
(3)  According with the new accounting principles in Mexico, the monetary position effect was eliminated at the beginning of year 2008. For further details please refer to the note regarding new accounting principles on page 2.

Taxes

Total income tax decreased from an expense of US$6 million in 1Q'07 to a gain of US$5 million during this quarter. Accrued income tax increased to US$9 million from US$5 million in 1Q'07 due to higher taxable profits in some of our foreign operations in the U.S. and Europe. In addition, during this quarter we posted a deferred income tax gain of US$14 million related to temporary tax benefits at one of our foreign subsidiaries due to a change in tax law, which will be reverted during the year compared to an expense of US$1 million in 1Q07.

Table 4: Taxes
Table 4
Taxes
(Million)
			YoY%	LTM		YoY%
	1Q'08	1Q'07	Change	2008	2007	Change

Pesos(1)
Accrued Income Tax	98	61	61.5	432	201	115.5
Deferred Income Tax (gain)	(151)	12	--	(514)	(55)	840.5
Total Income Tax	(53)	73	--	(82)	146	--

Nominal Dollars
Accrued Income Tax	9	5	73.4	39	17	132.2
Deferred Income Tax (gain)	(14)	1	--	(47)	(2)	2,263.8
Total Income Tax	(5)	6	--	(8)	15	--
(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding new accounting principles on page 2.

Consolidated Net Income

During 1Q'08 the Company recorded a consolidated net income of US$30 million compared to a net loss of US$40 million during the same period last year. This variation is mainly the result of a combination of several factors: lower other expenses of US$1 million in 1Q'08 compared with US$39 million in the same quarter last year associated with prepayment fees and other expenses related to the debt refinancing completed at the beginning of year 2007; a US$31 million decrease in total financing result due to a non-cash foreign exchange gain compared with a non-cash foreign exchange loss in 1Q'07 coupled with lower interest expense; and an income tax gain of US$5 million during this quarter compared with an expense of US$6 million in 1Q'07. The above mentioned factors more than compensated lower EBIT of US$42 million compared with US$52 million in the first quarter last year.

Capital Expenditures (CapEx)

Capital expenditures for the quarter totaled US$65 million, compared with US$53 million in 1Q'07. Glass Containers represented 94 percent of total capex consumption and was mainly invested in the four major furnace repairs which will also contribute to increase capacity for 2008, the transfer of Vimex's facilities to Toluca and maintenance. Flat Glass accounted for 6 percent and was mainly invested in maintenance as well as in capacity increase and equipment upgrade in the Automotive business, Vitro America and Cristalglass, Vitro's Flat Glass subsidiaries in the US and Spain respectively.

Consolidated Financial Position

Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and other long term assets, increased QoQ by US$77 million to US$1,264. On a YoY comparison, net debt increased US$178 million.

As of 1Q'08, the Company had a cash balance of US$138 million, of which US$104 million was recorded as cash and cash equivalents and US$34 million was classified as other current assets. The US$34 million is restricted cash, which is composed of cash collateralizing debt and cash deposited in a trust to repay debt and interests on the covenant defeasance of the Vitro Envases Norteamerica, S.A. de C.V. ("VENA") Senior Notes due 2011 that will be paid in July 2008. Cash collateralizing debt corresponds to US$1 million recorded at Flat Glass and the cash deposited in a trust to repay debt and interests corresponds to US$33 million recorded at Glass Containers.

Consolidated gross debt as of March 31, 2008 totaled US$1,402 million, a QoQ increase of US$29 million and a YoY decrease of US$64 million. As of 1Q'08, consolidated short-term debt includes US$30 million associated with the covenant defeasance of the Senior Notes due 2011 at VENA mentioned above.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	1Q'08	4Q'07	3Q'07	2Q'07	1Q'07

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.1	2.2	2.1	2.0	2.0

Leverage
(Total Debt / EBITDA) (Times) LTM	3.6	3.4	3.5	3.4	3.6
(Total Net Debt / EBITDA) (Times) LTM	3.3	2.9	3.1	3.0	2.7

Total Debt	1,402	1,373	1,382	1,373	1,466
Short-Term Debt(1)	132	87	80	45	147
Long-Term Debt	1,270	1,286	1,302	1,328	1,319

Cash and Equivalents(2)	138	186	173	212	380
Total Net Debt	1,264	1,186	1,209	1,161	1,086

Currency Mix (%) dlls&Euros/Pesos / UDI's	98/2/0	98/2/0	98/2/0	98/2/0	96/2/2
     (1) 1Q'08 short term debt includes US$30 million associated with the covenant defeasance of the Senior Notes due 2011 at VENA that will be paid in July 2008. The required cash is recorded as restricted cash. On July 23, 2008 the restricted cash will be freed from the trust and will be used to pay down the outstanding balance.
    (2) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivative instruments accounted for in current and other long term assets. As of 1Q'08, the restricted cash includes US$33 million deposited in a trust to repay debt and interests (see note 1).

  The Company's average life of debt as of 1Q'08 was 6.5 years compared with 7.1 years for 1Q'07.

  Short-term debt as of March 31, 2008, decreased by US$15 million to 9 percent as a percentage of total debt, compared with 10 percent in 1Q'07.

Debt Profile as of March 31,2008:

Rate
Fixed Rate
89% (2)
Floating Rate + Fixed spread(1)
7%
Market Conditions(1)
4%
Currency
Dollars
96%
Pesos
2%
Euros
3%
Maturity
Short Term
5%
Current maturities of LT Debt
5%
Long Term
91%
Source
Banks
10%
Market
90%

(1) LIBOR, TIIE and CETE base rates

(2) The interest payments of US$500 million debt were swapped from fixed dollar rate to variable peso rate until 2012. The interest payments of US$500 million debt were swapped from fixed dollar rate to fixed peso rate until 2012.

  Revolving debt, including trade-related debt, accounted for 50 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.

  Current maturities of long-term debt, including current maturities of market debt, increased by US$62 million to US$66 million from US$4 million as of March 31, 2007. As of 1Q'08 current maturities of long-term debt represented 50 percent of short-term debt.

  As of March 31, 2008 Vitro had an aggregate of US$137 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$74 million and Glass Containers recorded US$63 million.

  Maturities for 2008 include long-term "Certificados Bursatiles", the covenant defeasance of the VENA Senior Notes due 2011 and Credit Facilities at the subsidiary level.

  Maturities from 2009 and thereafter include, among others, long-term "Certificados Bursatiles", the Senior Notes due in 2012, Senior Notes due in 2013 and Senior Notes due in 2017 at the Holding Company level.

Cash Flow

Cash flow before CapEx and dividends decreased to negative US$27 million from US$55 million in 1Q'07. This was principally the result of higher working capital needs and lower EBITDA.

Available cash was used to fund the negative US$27 million mentioned above and the US$65 million in CapEx investments compared with US$53 million in 1Q'07.

On a LTM basis, the Company recorded cash flow before CapEx and dividends of US$150 million compared with US$193 million in LTM 2007. The main factors behind this decrease were higher working capital needs, higher cash taxes paid and lower EBITDA. This cash flow coupled with available cash was used to fund the US$254 million CapEx investments, which in part was used to increase capacity at Glass Containers to satisfy higher demand from our customers.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%	LTM		YoY%
	1Q'08	1Q'07	Change	2008	2007	Change

Pesos(2)
EBITDA	870	1,098	(20.8)	4,152	4,576	(9.2)
Net Interest Expense(3),(4)	(407)	(346)	17.6	(1,273)	(2,260)	(43.7)
Working Capital(5)	(713)	(32)	2,131.4	(704)	227	--
Cash Taxes (paid) recovered(6)	(44)	(92)	(52.1)	(480)	(314)	52.9
Cash Flow before Capex and Dividends	(294)	629	--	1,695	2,228	(23.9)

Capex	(701)	(603)	16.3	(2,793)	(1,617)	72.7
Dividends	-	(31)	--	(187)	(147)	27.5
Net Free Cash Flow	(995)	(6)	--	(1,285)	464	--

Nominal Dollars
EBITDA	81	96	(15.6)	376	393	(4.4)
Net Interest Expense(3),(4)	(38)	(30)	24.6	(115)	(192)	(39.8)
Working Capital(5)	(66)	(2)	2,684.2	(67)	18	--
Cash Taxes (paid) recovered(6)	(4)	(8)	(49.3)	(44)	(27)	61.5
Cash Flow before Capex and Dividends	(27)	55	--	150	193	(22.3)

Capex	(65)	(53)	23.4	(254)	(140)	81.4
Dividends	-	(3)	--	(16)	(12)	37.1
Net Free Cash Flow	(93)	(1)	--	(121)	41	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican FRS
(2)  Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new accounting principles on page 2.
(3) Includes derivative transactions, and other financial expenses and products. Includes interest rate swap transaction in which Vitro pays variable peso rates on a monthly basis and receives semi-annual payments of fixed dollar rate.
(4) 1Q'07 does not include additional interests and transaction fees associated with the debt refinancing completed at the beginning of year 2007.
(5) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(6) Includes PSW (Profit Sharing to Workers)

Key Developments

Vitro's rating and outlook affirmed by Fitch Ratings

On April 28, 2008 the Company's rating was affirmed at B by Fitch Ratings (Fitch). At the same time, Fitch upgraded the national scale long term rating to BBB-(mex) from BB+(mex). The ratings for Vitro are based in the Company's strong business position in the production of glass in Mexico, geographic revenue diversification and hard currency generation. Vitro's export revenues and sales from foreign subsidiaries located in the United States, Spain, Portugal, Central America and South America totaled US$1.48 billion in 2007 and represented 57.9 percent of total consolidated revenues. More than 80 percent of Vitro's total revenues are linked to the US dollar. The ratings also incorporate the continued challenging operating environment for Vitro. Average natural gas prices for 2008 are expected to be higher than in 2007 and construction and automotive industries cyclicality due to the slowdown in the US and Mexican economies, could affect the Company's performance.

Vitro's ratings reflect the Company's improved financial profile and capital structure after the refinancing process completed at the beginning of 2007, which consisted in the offering of US$1.0 billion Senior Unsecured Notes in two tranches, US$300 million and US$700 million with final maturity scheduled for 2012 and 2017, respectively. With this transaction Vitro mitigated short-term refinancing and liquidity risks and eliminated structural subordination following the take out of secured operating subsidiary debt

Vitro's rating and outlook affirmed by Standard & Poor's

On April 23, 2008 the Company's corporate rating was affirmed at B by Standard & Poor's (S&P) Ratings Services. The ratings are supported by the Company's leading position in glass containers and its significant share of the Mexican flat-glass market. They also reflect its export activities and international operations, which contribute about 58 percent of total revenues.

Vitro has a manageable maturity schedule, with short-term debt representing only 6 percent of total debt. Additional flexibility is derived from the Company's ability to defer expansion capital expenditures during the year. As of Dec. 31, 2007, cash in hand (about $150 million) and restricted cash (about $36 million earmarked to repay debt and interests in July 2008 of the senior notes issued by the glass-containers business) compared favorably with debt maturities of $87 million during the next 12 months.

The stable outlook reflects S&P's opinion that Vitro's liquidity is adequate to meet its debt maturities during 2008 and considers the S&P's expectation that financial performance could weaken this year.

Vitro's rating and outlook affirmed by Moody's

On April 14, 2008 the Company's B2 corporate family rating and its stable outlook were affirmed by Moody's. According to Moody's, Vitro's actual ratings reflect the solid domestic and international market positions of its glass container division, the fairly defensive nature of the glass container business which generates the bulk of consolidated earnings, and positive operating performance trends in recent years despite higher input costs and intense competition. In addition, over the past years, earnings growth has been driven by a favorable economic environment and solid demand, cost efficiencies and successful efforts to move towards higher priced value-added products, which have been gradually strengthening Vitro's competitive position, in particular in flat glass. The ratings also take into account Vitro's solid liquidity position, with material cash reserves and a comfortable debt maturity profile after last year's debt restructuring, which largely offset continued negative free cash flow.

The stable outlook reflects Moody's view that Vitro currently has room at the B2 rating level to absorb some impact from the weakening economic environment on cash generation and credit metrics. The outlook also incorporates the rating agency's expectation of a stable to modestly growing earnings contribution from glass containers and some deterioration at flat glass.

Vitro's subsidiary in Spain acquires Verres et Glaces d'Epinay

On April 1, 2008 the Company, through its subsidiary Vitro Cristalglass S.L., completed the acquisition of the assets of Verres et Glaces d'Epinay, the Paris-based value-added flat glass company, for Eur 3.6 MM. This acquisition is in line with the Company's strategic plan to broaden its geographic coverage in Europe and strengthen its position in the value-added products and services market. The new company, named Vitro Cristalglass France SAS ("Vitro Cristalglass France"), is dedicated to the transformation and distribution of flat glass to the French residential and commercial construction market.

Vitro receives the distinction as a Socially Responsible Company

On March 12, 2008 the Company announced that it had received the distinction as a Socially Responsible Corporation (ESR) 2008 from the Mexican Center for Philanthropy, A.C. (CEMEFI). The distinction was received since the company meets the established standards in the strategic area of corporate social responsibility. The acknowledgements were awarded to Glass Containers, Flat Glass, Corporate Offices and Clinica Vitro.

District Court decides in favor of the merger of Vimexico with Vitro Plan in the opposition case initiated by Pilkington

On February 28, 2008 the Company announced that its subsidiary Vimexico, S.A. de C.V. (Vimexico), was notified of the first instance decision issued by the First District Court in Civil and Labor matters in the State of Nuevo Leon, declaring unfounded the Pilkington Group Limited's (Pilkington) action to oppose to the resolutions adopted at the Extraordinary Shareholders Meeting held on December 11th, 2006 of the now extinct company Vitro Plan, S.A. de C.V. (Vitro Plan)

In its decision, the Court resolved that according to the article 200 of the General Laws of Corporations, all of the adopted resolutions are valid and mandatory for all of the then Vitro Plan shareholders, including those that voted against such resolutions. In addition, the court absolved Vimexico of each and all of the claims demanded by Pilkington in its complaint. Also, the Court resolved to condemn Pilkington to pay Vimexico legal fees and trial expenses generated by these proceedings, which amount will be calculated upon the execution of this decision. As previously disclosed, the Company's subsidiary in the flat glass business unit, Vitro Plan, approved at a shareholders meeting held on second call on December 2006 its merger into Vimexico, a subsidiary of Vitro. As a result of this merger, Vitro's flat glass business unit reduced its debt by US$135 million, thus significantly improving its financial condition by reducing its Debt to EBITDA financial ratio from 4.5 to 3.2 times. Despite Pilkington may still appeal this decision, based in its attorneys opinion, Vitro considers that any appeal court will confirm this decision.

Vitro signs an agreement with FIDE to implement programs for energy savings

On January 10, 2008 the Company announced that it had signed an agreement with the Electric Energy Savings Mexican Commission (FIDE) for the purpose of making all its industrial facilities in Mexico more energy efficient through the reduction in the amount of greenhouse emissions.

In addition to develop energy savings programs, Vitro will conduct massive awareness programs on the subject, will promote the substitution of high energy consuming equipment for more energy efficient ones and will expand the technical training of its affiliates on the subject of energy efficiency in all of its installations in Mexico. For its part FIDE will promote energy savings programs within Vitro's manufacturing facilities, to workers and suppliers and will help finance the purchase of high energy efficient equipment.

The signing of this agreement adds to the multiple efforts of Vitro to promote sustainable development by implementing initiatives that seek to increase our competitiveness while at the same time promote a cleaner environment and a safer work place.

Glass Containers

(52 percent of LTM 2008 Consolidated Sales)

Sales

Sales for the quarter increased 7.5 percent YoY to US$336 million from US$312 million.

The main drivers behind the 3.5 percent YoY increase in domestic sales were higher sales derived from the raw materials business and higher volume in the food and soft drinks segments coupled with an improved price mix in the beer market.

Export sales increased 13.8 percent due to a volume increase in all segments coupled with an improved price mix in the wine & liquor and soft drinks segments.

Sales from Glass Containers' foreign subsidiaries rose 11.3 percent YoY as a result of continued positive market conditions in Central and South America.

EBIT and EBITDA

EBIT for the quarter decreased 11.9 percent YoY to US$36 million from US$40 million in 1Q'07. EBITDA for the same period decreased 15.1 percent to US$58 million from US$68 million.

EBIT and EBITDA were negatively affected by higher energy and raw materials costs as well as lower fixed costs absorption associated with the four major furnace repairs performed by the Company during this quarter compared with the two major furnaces repairs carried out during the same period last year. This situation was partially compensated by better production efficiencies and the ongoing cost reduction initiatives.

EBITDA from Mexican glass containers operations, which is Glass Container's core business and represents approximately 80 percent of total EBITDA, declined 20 percent YoY due to the above mentioned factors.

Table 7: Glass Containers
Table 7
Glass Containers
(Million)
			YoY%	LTM		YoY%
	1Q'08	1Q'07	Change	2008	2007	Change

Pesos(1)
Consolidated Net sales	3,613	3,543	2.0	14,708	14,484	1.5
Net Sales
Domestic Sales	1,979	2,041	(3.1)	8,309	8,382	(0.9)
Exports	1,053	962	9.5	4,119	3,990	3.2
Foreign Subsidiaries	581	540	7.6	2,281	2,112	8.0
EBIT	383	459	(16.5)	2,009	2,034	(1.2)
EBITDA	623	776	(19.6)	2,948	3,373	(12.6)

EBIT Margin	10.6%	13.0%	-2.4 pp	13.7%	14.0%	-0.3 pp
EBITDA Margin	17.3%	21.9%	-4.6 pp	20.0%	23.3%	-3.3 pp

Nominal Dollars
Consolidated Net sales	336	312	7.5	1,341	1,261	6.3
Domestic Sales	185	179	3.5	756	723	4.5
Export Sales	97	85	13.8	376	351	7.1
Foreign Subsidiaries	53	48	11.3	209	187	11.7
EBIT	36	40	(11.9)	183	176	3.8
EBITDA	58	68	(15.1)	268	292	(8.2)

EBIT Margin	10.6%	12.9%	-2.3 pp	13.6%	14.0%	-0.4 pp
EBITDA Margin	17.2%	21.8%	-4.6 pp	20.0%	23.1%	-3.1 pp

Glass Containers
Domestic (Millions of Units)	1,163	1,226	(5.2)	4,777	5,010	(4.6)
Exports (Millions of Units)	346	308	12.4	1,385	1,346	2.8
Total	1,509	1,535	(1.7)	6,162	6,356	(3.1)

Capacity utilization (furnaces)*	89%	95%	-6 pp

Alcali (Thousands Tons sold)**	164	157	4.8	644	638	0.9

(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding new accounting principles on page 2.
* Includes furnaces being repaired ** Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

 Flat Glass

(47 percent of LTM 2008 Consolidated Sales)

Sales

Flat Glass sales for the quarter increased 5.1 percent YoY to US$296 million from US$282 million.

Domestic sales increased 21.0 percent YoY, mainly as result of higher sales to the automotive market due to increased volumes along with an improved price mix. Float glass sales also contributed to this improvement as they experienced a 13 percent increase in volumes in a stable price environment.

Export sales increased 3.7 percent YoY due to higher float glass volumes, in line with the company's strategy of temporarily exporting the additional capacity gained by the purchase of AFG's 50 percent stake in Mexicali (the float glass manufacturing facility located in Mexicali, Baja California, Mexico).

Automotive sales grew 14.5 percent YoY driven by higher sales both in the Auto Glass Replacement ("AGR") and in the Original Equipment Manufacturer ("OEM") markets. AGR sales increased as a result of an improved product mix coupled with higher volumes in the domestic market. OEM sales increased as a result of higher volumes coupled with a better product mix which is in line with our strategy to increase sales of value added products.

Sales from foreign subsidiaries remained relatively stable. Sales at Vitro Cristalglass, the Spanish subsidiary, increased 8 percent YoY due to a better price mix coupled with a stronger Euro. Sales at Vitro Colombia increased 18 percent compared with the same quarter last year due to increased volumes associated with the strong demand in the region. Sales at Vitro America, the U.S. subsidiary, were affected by the anticipated slowdown in the demand from the residential construction market.

EBIT & EBITDA

EBIT decreased 32.4 percent YoY to US$9 million from US$14 million while EBITDA decreased 15.7 percent YoY to US$22 million from US$26 million. During the same period, EBIT and EBITDA margins decreased 1.8 and 1.9 percentage points respectively.

On a YoY comparison, higher energy and raw materials costs coupled with a lower contribution from Vitro America had a negative impact on the EBIT and EBITDA generation. This situation was partially compensated by a better product mix along with enhanced fixed-cost absorption due to improved capacity utilization at the Automotive business.

Table 8: Flat Glass
Table 8
Flat Glass
(Million)
			YoY%	LTM		YoY%
	1Q'08	1Q'07	Change	2008	2007	Change

Pesos(1)
Consolidated Net sales	3,189	3,252	(2.0)	13,527	13,230	2.2
Net Sales
Domestic Sales	816	714	14.2	3,374	3,178	6.2
Exports	614	628	(2.2)	2,633	2,379	10.7
Foreign Subsidiaries	1,759	1,910	(7.9)	7,519	7,673	(2.0)
EBIT	100	165	(39.2)	718	520	38.1
EBITDA	239	310	(22.8)	1,250	1,210	3.3

EBIT Margin	3.1%	5.1%	-2 pp	5.3%	3.9%	1.4 pp
EBITDA Margin	7.5%	9.5%	-2 pp	9.2%	9.1%	0.1 pp

Nominal Dollars
Consolidated Net sales	296	282	5.1	1,225	1,136	7.8
Domestic Sales	77	63	21.0	309	279	10.9
Export Sales	57	55	3.7	239	205	16.6
Foreign Subsidiaries	163	164	(0.6)	676	652	3.8
EBIT	9	14	(32.4)	64	43	48.3
EBITDA	22	26	(15.7)	112	102	9.6

EBIT Margin	3.1%	4.9%	-1.8 pp	5.2%	3.9%	1.3 pp
EBITDA Margin	7.5%	9.4%	-1.9 pp	9.2%	9.1%	0.1 pp

Volumes
Flat Glass (Thousands of m2R)(2)	32,107	30,869	4.0	134,027	125,954	6.4

Capacity utilization
Flat Glass furnaces(3)	107%	109%	-2.1 pp
Flat Glass auto	90%	69%	21 pp
(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new accounting principles on page 2.
(2) m2R = Reduced Squared Meters
(3) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages

CONSOLIDATED
VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	First Quarter						Last Twelve Months
INCOME STATEMENT	Pesos(1)			Nominal Dollars			Pesos(1)			Nominal Dollars
	2008	2007	% Var.	2008	2007	% Var.	2008	2007	% Var.	2008	2007	% Var.
Consolidated Net Sales	6,881	6,889	(0.1)	640	603	6.1	28,583	28,155	1.5	2,597	2,435	6.6
Cost of Sales	5,079	4,948	2.6	472	433	9.1	20,319	20,240	0.4	1,846	1,751	5.5
Gross Income	1,801	1,940	(7.2)	167	170	(1.3)	8,265	7,915	4.4	751	684	9.7
SG&A Expenses	1,348	1,340	0.6	125	117	6.6	5,709	5,517	3.5	519	479	8.4
Operating Income	453	601	(24.5)	42	52	(19.3)	2,556	2,398	6.6	231	206	12.6

Other Expenses (Income), net	6	447	(98.6)	1	39	(98.6)	428	283	51.4	39	24	64.7

Interest Expense	(361)	(489)	(26.2)	(33)	(43)	(21.6)	(1,575)	(1,831)	(14.0)	(143)	(157)	(9.3)
Interest Income	16	44	(63.3)	2	4	(60.8)	148	148	(0.4)	13	13	3.6
Other Financial Expenses (net)	(50)	(54)	(7.2)	(5)	(5)	0.7	(505)	(561)	(9.8)	(46)	(48)	(4.8)
Exchange Loss	218	(161)	--	20	(14)	--	285	(163)	--	27	(13)	--
Gain from Monet. Position	-	119	--	-	10	--	352	447	(21.3)	32	39	(18.6)
Total Financing Result	(177)	(541)	(67.3)	(16)	(47)	(65.0)	(1,296)	(1,960)	(33.9)	(116)	(166)	(30.2)

Inc. (loss) bef. Tax	270	(387)	--	25	(34)	--	832	155	437.4	77	16	385.1
Income Tax	(53)	73	--	(5)	6	--	(82)	146	--	(8)	15	--
Net Inc. (loss) Cont. Opns.	323	(460)	--	30	(40)	--	914	9	10,200.8	85	1	--
Income (loss)of Discont. Oper.	-	-	--	-	-	--	-	(32)	--	-	(3)	--
Income on disposal of discontinued operations	-	-	--	-	-	--	-	480	--	-	40	--
Extraordinary Items, Net	-	-	--	-	-	--	-	-	--	-	-	--
Net Income (Loss)	323	(460)	--	30	(40)	--	914	457	99.8	85	38	123.4
Net Income (loss) of Maj. Int.	297	(493)	--	28	(43)	--	778	521	49.4	73	44	66.2
Net Income (loss) of Min. Int.	26	33	(21.9)	2	3	(21.7)	136	(63)	--	12	(6)	--

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, (Million)

	Pesos(1)			Nominal Dollars
BALANCE SHEET	2008	2007	% Var.	2008	2007	% Var.	FINANCIAL INDICATORS	1Q'08	1Q'07
Cash & Cash Equivalents	1,108	2,593	(57.3)	104	229	(54.7)	Debt/EBITDA (LTM, times)	3.6	3.6
Trade Receivables	1,627	1,415	15.0	152	123	24.0	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.1	2.0
Inventories	4,368	3,992	9.4	408	352	16.1	Debt / (Debt + Equity) (times)	0.6	0.7
Other Current Assets	3,244	3,822	(15.1)	303	337	(10.1)	Debt/Equity (times)	1.5	2.0
Total Current Assets	10,346	11,822	(12.5)	967	1,040	(7.0)	Total Liab./Stockh. Equity (times)	2.1	2.7
							Curr. Assets/Curr. Liab. (times)	1.5	1.9
Prop., Plant & Equipment	18,364	16,283	12.8	1,717	1,435	19.6	Sales/Assets (times)	0.9	0.9
Deferred Assets	2,659	2,379	11.8	249	206	20.9	EPS (Ps$) *	0.8	(1.6)
Other Long-Term Assets	103	700	(85.2)	10	62	(84.3)	EPADR (US$) *	0.2	(0.4)
Total Assets	31,472	31,184	0.9	2,942	2,743	7.3
							* Based on the weighted average shares outstanding.
Short-Term & Curr. Debt	1,408	1,681	(16.2)	132	147	(10.4)	OTHER DATA
Trade Payables	2,184	2,020	8.1	204	177	15.5	# Shares Issued (thousands)	386,857	386,857
Other Current Liabilities	3,399	2,366	43.7	318	208	52.7
Total Curr. Liab.	6,990	6,067	15.2	654	532	22.9	# Average Shares Outstanding
Long-Term Debt	13,584	14,941	(9.1)	1,270	1,319	(3.7)	(thousands)	358,505	358,538
Other LT Liabilities	831	1,727	(51.9)	78	151	(48.7)
Total Liabilities	21,405	22,735	(5.9)	2,001	2,002	(0.0)	# Employees	24,298	23,450

Majority interest	8,159	6,567	24.3	763	580	31.6
Minority Interest	1,908	1,882	1.4	178	162	10.4
Total Shar. Equity	10,067	8,448	19.2	941	741	27.0

(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new accounting principles on page 2.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 28, 2008